SEC
Mail Processing
Section

MAR - 1 2017

Washington DC
414

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

SEC

17008703

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR - 1 2017

Washington DC 414

SEC FILE NUMBER
8- 45367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCORP GROUP INTERNATIONAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 East Commercial BLVD ,SUITE 825

(No. and Street)

FT. Lauderdale	Florida	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Baltovski — 954-334-0009 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker,Johnson & Smith PA

(Name – *if individual, state last, first, middle name*)

500 West Cyprus Road, Suite 450,	Ft Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Mercado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCORP GROUP INTERNATIONAL CORPORATION, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN HODGES FERRER
MY COMMISSION # FF901239
EXPIRES July 19, 2019
(407) 398-0153 FloridaNotaryService.com

Signature

Principal
Title

Sworn to and subscribed before me on February 28, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2016

TABLE OF CONTENTS

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
Financorp Group International Corporation
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 24, 2017

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,656,743
Receivable from broker	169,892
Furniture, equipment and leasehold improvements, net	262,182
Other assets	51,312
TOTAL ASSETS	$ 2,140,129

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	159,822
TOTAL LIABILITIES	$ 159,822
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	830,307
TOTAL STOCKHOLDER'S EQUITY	$ 1,980,307
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,140,129

FINANCORP GROUP INTERNATIONAL CORPORATION
Notes to Financial Statements
Year ended December 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by Financorp Group Holdings ("the Parent"), a company organized and existing under the laws of Delaware. Prior to June 30, 2016, the Company was wholly owned by FC Holdings AB, a Swedish Company ("FC"), owned by Juan Lorenzo Mendoza, chairman of the board of FC. The Company entered into a Subscription and Share Exchange Agreement with FC and with Financorp Group Holdings pursuant to which Financorp Group Holdings issued new shares representing 100% of issued and outstanding stock of Financorp Group Holdings in exchange for 100% of FC shares in the Company. The Company submitted a request for approval and was granted approval on February 24, 2016. The transaction was completed as of June 30 2016.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ending December 31, 2016 substantially all of the commission income earned by the Company was derived from these affiliates.

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money- market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

At December 31, 2016, the cash of $1,032,301 was held in interest- bearing accounts at Bank of America and $624,442 at National Financial Services. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with National Financial Services to the extent of $500,000 (including up to $250,000 for cash). The Company's cash account at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,666,813 which was $1,566,813 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0878 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. For the month of December 2016, the Company earned $451,386 of commission and interest revenue and incurred $66,404 of clearing expenses. During the month of December 2016, the company received $215,000 from the Clearing broker, resulting in a net receivable from the Clearing broker of $169,982.

NOTE 5 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2016, property and equipment were summarized as follows:

Leasehold improvements	$129,502
Office furniture fixtures and equipment	276,892
	406,394
Less, accumulated depreciation	144,212
Furniture, equipment and leasehold improvements, net	$262,182

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease agreement on July 11, 2014 for office space in Ft. Lauderdale, Florida. The company began occupying the space on March 1, 2015 this lease expires on March 31, 2022.

Deferred rent liability resulting from such straight-line adjustments is included in accrued liabilities and amounted to $13,509 at December 31, 2016. The following represents future minimum lease payments required to be paid to the landlord under the non-cancelable portion of the leases:

Year Ending 12/31:	Amount
2017	$38,338
2018	39,489
2019	40,673
2020	41,894
2021	43,150
Thereafter	7,227
	$210,771

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Income tax expense of $242,271 represents current income tax expense of $194,456 and a deferred tax expense of $47,815. The net deferred tax asset (liability) as illustrated on the statement of financial condition is $(35,692) as of December 31, 2016, and consists of the following:

Deferred Tax Assets (liabilities):	Amount
Deferred rent	$ 5,083
Additional depreciation for tax	(43,796)
Unrealized gain on investments	3,021
Net deferred tax asset (liability)	$(35,692)

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2013 remain subject to examination by the taxing authorities. The Company reports interest and penalties resulting from tax examination adjustments as income tax expense or benefit.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2016 through February 25, 2017, the date that the financial statements were available to be issued.